UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

POLICY FOR TRADING SECURITIES ISSUED BY

BANCO SANTANDER (BRASIL) S.A.

SUMMARY

The Policy for Trading Securities issued by Banco Santander (Brasil) S.A. establishes the procedures to be observed by the Company and its related parties for the trade of securities issued by the Banco Santander (Brasil) S.A. by its Related Parties.  The Policy was prepared pursuant to Normative Ruling No. 358 of January 3, 2002, of the Brazilian Securities and Exchange Commission.

1. DEFINITIONS

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.
Executive Office	Body formed by the CEO and Vice-presidents of the Company.
Company	Banco Santander (Brasil) S.A.
CVM	Brazilian Securities and Exchange Commission
ICVM 358	Normative Ruling No. 358 of January 3, 2002 of the CVM
Material Information

Any decision made by the controlling shareholder, the general meeting or Company’s management bodies, or any other act or fact that occurred or is related to its business that could significantly influence: a) the price of the securities issued by Company or pegged thereto; b) investors’ decision to buy, sell or keep these securities; and c) investors’ decision to exercise any inherent rights as titleholders of securities issued by Company or pegged thereto.

Related Parties

Direct or indirect controlling shareholders, officers, members of the Board of Directors, and of the Fiscal Board, when operating, and any bodies with technical or advisory functions created under the bylaws.

Likewise, Related Parties are considered to be: a) anyone by virtue of his job title, function or position in the company, its controlling company, controlled or associate companies is cognizant of important information; b) persons that have a relationship that is commercial or professional or that hold a relationship of trust with the company such as independent auditors, securities analysts, advisors and institutions that are part of the distribution system; and c) the spouse or companion and any other dependent reported on the annual income tax return of persons impeded from trading as mentioned in the above paragraph.

Polícy	Polícy for Trading the Company’s Securities
SEC	Securities and Exchange Commission.

2. OBLIGATIONS AND RESPONSIBILITIES IN TRADING SECURITIES ISSUED BY THE COMPANY

2.1. It is incumbent on the Company’s Related Parties:

2.1.1. to refrain from purchasing or selling for themselves or on behalf of their direct dependents or their direct or indirect controlled companies, any securities issued by the Company or underlies as well as their respective derivatives:

a) during the periods between the date in which they became cognizant of Material Information that could affect the trade of such assets and the date that such information is disclosed to the public;

b) in the period between the decision taken by the competent corporate body to increase the corporate capital, issue securities, distribute dividends, pay dividends, carry out share splits or reverse splits and the publication of the respective public notices or announcements made to the market;

c) when there is an intention to carry out a merger, total or partial spin-off, transformation or corporate restructuring; and

d) in the period of thirty (30) days prior to disclosure of the Company’s annual and half-year financial statements and disclosure of quarterly information (ITR).

i) on an exceptional basis in cases of trades of fixed-income securities by the Company intended for raising funds for the Company in the normal course of its business, including medium term notes, issued by the Company, the prior period established in item “c” above shall be fifteen (15) days before disclosure of the Company’s annual or half-year financial statements and quarterly information (ITR).

2.1.2. Not to use information related to the act or material fact that has still not been disclosed by the Company to obtain for itself or on behalf of third parties advantages by means of trading said secruties, putting forth all efforts for its employees and third parties (understood to be independent auditors, securities analysts, advisors and so on) to keep such information secret when they have privileged access to it and not use such information to obtain advantages for themselves or for third parties on pain of being imputed joint and several liability with these employees or third parties; and

2.1.3. To exclusively use financial institutions or similar entities of the Santander group to trade the securities dealt with in the Policy.  For such purpose, any open positions involving securities issued by the Company, which are held by such impeded persons with other securities brokers, shall be transferred to these institutions or entities within the maximum timeframe of thirty (30) days following publication of the Policy or taking of office.

2.2. Moreover, the direct or indirect controlling shareholders, members of the Board of Directors, Fiscal Board, when operating, or any other bodies with technical or advisory functions created under a provision of the bylaws shall:

2.2.1. fill out at the time of their entry, hiring, promotion or transfer to the positions detailed in item 2.2, the Statement of Shareholding pursuant to Exhibit II, which shall be forwarded to the Corporate Business & PCCAM and Compliance (Negócios Corporativos & PCCAM e Compliance) areas; and

2.2.2. inform the Compliance area up to the fifth (5th) business Day following the end of the month in which all trades with securities issued by the Company or with their respective derivatives are confirmed so that the CVM and the stock exchange in which the amounts issued by the Company are listed for trading are notified.

2.3. When shares issued by the Company are in the course of being purchased or sold by the Company itself, the direct and indirect controlling shareholders, officers, members of the board of directors, fiscal board, when operating, and any other bodies with technical or advisory functions created under the bylaws may not trade securities issued by the Company or their respective derivatives on the same day that the Company, its controlled companies, affiliate companies or any other company under common control (i) sells treasury shares or (ii) purchases shares to be held in treasury or during the period that there are open trade orders for shares issued by the Company.

2.3.1. With the purpose of ensuring actual compliance with the prohibition established  in item 2.3. above, the Compliance area shall establish and disclose to the persons listed in item 2.3. above, orders to block trades for purchase or sale of securities issued by the Company (or their respective derivatives) as the case may be during the days in which the Company intends to trade or to have open trade orders for trading of shares issued thereby.

2.3.2 The prohibition established above shall not be applicable if the Company’s  purchase or sale of securities issued by the Company has been initiated with the specific purpose of making feasible risk management resulting from the Company’s performance as a market maker for certain index funds.

2.4.  The commitment not to trade such securities does not encompass exercise of the preemptive subscription right related to shares purchased at an earlier date if occurring within the timeframes established in item 2.1 above.  On the other hand, it is hereby clarified that said commitment is extendable to the trades made by investment funds of which the persons covered under this policy are exclusive shareholders or in which they may influence  decisions for trading their portfolios.

3. PENALTIES FOR NON-COMPLIANCE WITH THE POLICY

3 .1.  Non-compliance with this Policy shall subject the offender to disciplinary sanctions in observance of the Company’s internal rules and those established in this item without prejudice to other civil, criminal and financial sanctions defined in regulations in effect.

3.2. It is incumbent on the Compliance area to verify the cases in which the Policy has been violated and to send an opinion to the Company’s Executive Office, with due regard for the following cases:

a) Related Parties that hold a position of Officer shall be subject to the sanctions established by the Company’s Executive Office;

b) the violation committed by third parties shall characterize contractual breach and the Company without any additional financial burden may resolve the respective agreement and demand payment of the fine established in it without prejudice to losses and damages.

3.3. Any person that adheres to the Policy and is aware of its violation shall immediately communicate the fact to the Compliance area.

4. FINAL COMMENTS.

The provisions of this Policy represent a supplementary internal rule to the Policy and Procedure for Personal Investment and Code of Conduct in the Securities Markets effective in the Santander Brasil Group, which shall be fully observed.

* * * *

Securities Trading Policy approved at the Board of Directors’ Meeting held on November 23, 2011.

EXHIBIT I

INSTRUMENT OF ADHESION

By this instrument [name and identification], holder of Identity Card RG No. [•] enrolled in the National Register of Legal Entities of the Ministry of Finance (CPF/MF) under No. [•] holding the position of [title] of Banco Santander (Brasil) S.A., REPRESENTS to have received a copy of the document BANCO SANTANDER (BRASIL) S.A. SECURITIES TRADING POLICY, approved in a Meeting of the Company’s Board of Directors held on November 23, 2011, of which it is fully aware and undertakes to fully observe the rules contained therein.

São Paulo (SP), [•]  [•],  [•].

_______________________

(a)

EXHIBIT II

S T A T E M E N T

1.  [name and identification] in the capacity of [title] of BANCO SANTANDER (BRASIL) S.A. (“Company”) REPRESENT below in observance of article 157 of Law No. 6404/76 and Ruling No. 358 of the Brazilian Securities and Exchange Commission, the number, characteristics and purchase method of the securities or underlies, issued by the Company and companies belonging to the Santander Brasil Group, which are owned by me, my spouse/companion, dependents reported on my annual income tax return and companies directly or indirectly controlled by me or my dependents:

I – Declarant
1. [name of company]	[Shares and/or Derivatives Number /Type /Class]	[Other Securities and/or Derivatives Number /Type]	[Method and date of purchases]
II – Spouse/companion
1. [name of company]	[Shares and/or Derivatives Number /Type /Class]	[Other Securities and/or Derivatives Number /Type]	[Method and date of purchases]
III – Dependents reported on the Income Tax Return
[name of company]	[Shares and/or Derivatives Number /Type /Class]	[Other Securities and/or Derivatives Number /Type]	[Method and date of purchases]
IV – Companies of which persons in I, II, III above are direct or indirect controlling companies
1. [name of company]	[Shares and/or Derivatives Number /Type /Class]	[Other Securities and/or Derivatives Number /Type]	[Method and date of purchases]

2. I assume the commitment to communicate to the Compliance area, any changes in the positions informed herein up to the fifth (5th) business day following the end of the month of its occurrence, indicating the number, characteristics, method, price and date of the transactions.

São Paulo(SP), [•]  [•], [•].

________________________

[•]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer